CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject CSM nv, (SEC File No. 82-34886)

Date September 16, 2005

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copies of the following documents:

- Half-year report 2005

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

Mariette Mantel
CSM nv

Enclosure(s)



CSM Half-year Report 2005

CSM

CSM Half-year Report 2005

CONTENTS

This Half-year Report is also available in Dutch. In the event of textual inconsistencies between the English and the Dutch version, the latter shall prevail.

Dit halfjaarbericht is ook verkrijgbaar in het Nederlands. In geval van tekstuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert laatstgenoemde.

COMPANY PROFILE

CSM is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients.

CSM's main product groups include bakery ingredients and products, lactic acid and sugar.

CSM operates mainly in the business-to-business market (bakery ingredients and products, lactic acid and sugar) and, to a limited extent, the consumer market (sugar).

CSM is committed to realizing profitable growth through autonomous growth and acquisitions whilst maintaining a solid financial position.

CSM operates mainly in Europe and North America but is also based in South America and Asia.

On 30 June 2005, the total CSM workforce numbered approximately 8,900 with around 7,600 employed outside the Netherlands.

CSM is listed on Euronext Amsterdam N.V.

KEY FIGURES

millions of euros	As at 30-6-2005 1st half-year 2005	As at 30-6-2004 1st half-year 2004
Net turnover from continuing operations	1,278.7	1,333.2
Operating result from continuing operations	41.9	88.2
Result after taxes from continuing operations	9.8	44.3
Result after taxes	365.0	65.4
Cash flow from operating activities	8.0	101.3
Shareholders' equity	907.6	755.4
Market capitalization	2,004	1,571
euros		
Per ordinary share [1]		
Earnings from continuing operations	0.13	0.54
Earnings from continuing and discontinued operations	4.85	0.81
Cash flow from operating activities	0.11	1.32
Shareholders' equity [2]	12.44	9.72
Share price as at 30 June	25.57	19.43
Highest price in half-year	25.62	21.38
Lowest price in half-year	22.42	16.97
Ratios		
ROS % [3]	3.3	6.6
Result after taxes from continuing operations/net turnover %	0.8	3.3
ROCE excluding goodwill % [4]	9.4	19.3
ROCE including goodwill % [5]	4.2	8.9
Interest cover [6]	1.4	2.9
Balance sheet total : shareholders' equity	1 : 0.4	1 : 0.3
Net debt position : shareholders' equity [7]	1 : 2.2	1 : 0.8
Net debt position/EBITDA [8]	2.4	2.9
Number of employees	8,930	13,714
Number of issued ordinary shares	78,354,449	80,866,886
Number of outstanding ordinary shares [9]	72,943,397	77,612,910
Number of ordinary shares with dividend rights	72,943,397	77,612,910
Weighted average number of outstanding ordinary shares	75,288,157	76,627,827

1. Earnings per ordinary share is calculated on the basis of the weighted average number of outstanding ordinary shares.
2. Shareholders' equity per ordinary share is the shareholders' equity divided by the number of ordinary shares with dividend rights on the balance sheet date.
3. ROS % is the operating result from continuing operations divided by net turnover x 100.
4. ROCE excluding goodwill % is the operating result from continuing operations for the year divided by the average capital employed excluding goodwill x 100..
5. ROCE including goodwill % is the operating result from continuing operations for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
6. Interest cover is the operating result from continuing operations divided by net financial income and charges.
7. Net debt position is the interest-bearing debts less cash and cash equivalents.
8. EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization", or "Operating result before depreciation of non-current assets" calculated on an annual basis. The net debt position is calculated on the basis of a weighted average for the period.
9. Number of outstanding ordinary shares is the number of issued ordinary shares less the repurchased shares.

PREFACE

In the first half of 2005 CSM had to cope externally with a poor business climate. Meantime, a lot of changes were implemented internally. The restructuring and divestment program has strengthened the focus in our operations portfolio. Consistently unprofitable business units were disposed of, other parts of the company were adapted to reflect the new market strategy, and the debts were considerably lowered. CSM is in a solid financial position. We now need to develop further and extend our leading positions. The recently launched 3S program (*Building a Strong company, a Sharp team, and a Solid performance*) should lead to sustainable value creation. The first phase of the program (2005-2007) will focus on improving the operational margins. In the same period we will make investments to strengthen our growth.

Strong Company

In the period ahead (2005-2007) the strategic aims are to support future growth by targeted investments in sales, marketing, and R&D and to optimize the organizational structure of the supply chain and the support services (Finance, HR, and IT).

The reinforced sales and innovation activities will lead to additional, autonomous growth, especially in the period after 2007.

Cost-cutting measures will be directed mainly at factory reorganization, procurement efficiency, and the creation of synergy in the support services.

Sharp Team

Obviously, this will require further cooperation and integration between local operating companies, which need to have a strong external focus, i.e. they must be customer-driven, creative, and flexible. This will necessitate a cultural change aimed at making the company more decisive, efficient, and faster. We intend to introduce a program of cultural change which will fundamentally change our working methods and create a simpler, more transparent organization with clearly defined responsibilities.

Solid Performance

We expect that these changes will lead to sound results and enable us to meet our previously stated ROS and ROCE targets in 2008. The above strategic cost reductions are expected to deliver total savings of € 110 million per annum as of 2008, about € 30 million of which will be used to bolster our competitive position, approximately another € 30 million will be invested in expanding innovation and sales competencies, and € 50 million will be added to the operating result starting from 2008. The estimated restructuring costs of all these savings work out at € 120 million, for which we expect to take an extraordinary charge of € 60 million in 2005, about € 30 million of which has already been charged to the result for the first half-year of 2005. The balance will be incorporated in 2006 and 2007.

On 1 May of this year I took over the helm at CSM, a solid company with a long and rich history. Looking ahead, I firmly believe that CSM will continue to develop successfully. I can assure you, also on behalf of all CSM staff that we will make every effort to deliver a sound financial performance and attain permanent market leadership.

Gerard Hoetmer,
CEO

MAIN DEVELOPMENTS IN FIRST HALF-YEAR OF 2005

- CSM expects a restructuring charge of € 120 million for the 2005-2007 restructuring program. Of this sum € 60 million is expected to be charged to the result for 2005, € 29.6 million of which has already been incorporated in the first half-year of 2005. Besides supporting CSM's competitive position and investments in innovation, the restructuring program will lead to an annual operating result improvement of € 50 million as of 2008.
- The result after taxes* *including* exceptional items amounted to € 9.8 million. The result after taxes* *excluding* exceptional items amounted to € 34.9 million (first half 2004: € 44.3 million).
- Earnings per share* *including* exceptional items amounted to € 0.13. Earnings per share* *excluding* exceptional items decreased to € 0.46 largely due to disappointing results at CSM Bakery Supplies Europe and CSM Biochemicals (first half 2004: € 0.54).
- Earnings per share* including the effect of discontinued operations, the sale of CSM Sugar Confectionery, and exceptional items amounted to € 4.85.
- Sluggish business developments, particularly at BakeMark UK and Délices de la Tour (France) led to disappointing results for CSM Bakery Supplies Europe.
- CSM Bakery Supplies North America improved its operating result before exceptional items, expressed in US dollars, by 12%, thanks to, amongst others, successful reorganization of the distribution activities and the integration of Henry&Henry into H.C. Brill.
- CSM Biochemicals saw a sharp decrease in its operating result due to price pressure in the North American market and negative currency effects (US dollar, amongst others). The preparations for the construction of a new production site in Thailand are in full swing.
- CSM Sugar realized a virtually flat operating result, excluding exceptional items. The close-down of sugar production in Breda and the transfer thereof to Vierverlaten are on schedule.
- The sale of CSM Sugar Confectionery has been successfully completed with a book profit after tax of € 352.2 million.
- The net debt position has been reduced to € 410.4 million (31 December 2004: € 865.9 million). Cash flow from operating activities amounted to € 8.0 million (first half 2004: € 101.3 million).

* result after taxes from continuing operations

FINANCIAL NOTES TO FIRST HALF-YEAR OF 2005

Results

The operating result from continuing operations before exceptional items fell by 18.9% to € 71.5 million compared with the first half of 2004 (€ 88.2 million). This was caused mainly by disappointing results of CSM Bakery Supplies Europe and CSM Biochemicals. Autonomously the operating result fell by € 11.0 million in the first half-year.

Exceptional items had a negative effect of € 29.6 million on the operating result. The operating result from continuing operations including exceptional items amounted to € 41.9 million. The exceptional items comprise provisions for the restructuring plans at all the divisions, the write-down of assets, and a one-off book profit from the sale of commercial property.

The result after taxes including exceptional items amounted to € 9.8 million. The result after taxes excluding exceptional items amounted to € 34.9 million (first half 2004: € 44.3 million).
Earnings per share including exceptional items were € 0.13. Earnings per share excluding exceptional items decreased to € 0.46 (first half 2004: € 0.54).

The result after taxes from continuing and discontinued operations amounted to € 365.0 million due to the sale of CSM Sugar Confectionery. Earnings per share including discontinued operations were € 4.85.

Net turnover from continuing operations showed a limited decrease to € 1,278.7 million (first half 2004: € 1,333.2 million). Divestments of continuing operations had a negative effect of € 45.9 million on net turnover, which was also negatively impacted by exchange rate effects to the amount of € 23.4 million (2004: €=USD 1.23 and 2005: €=USD 1.28). Net turnover increased autonomously by € 14.7 million (1.1%).

Financial income and charges, on balance, showed a limited decrease by € 1.2 million to € 29.3 million (first half 2004: € 30.5 million). Interest charges fell due to the lower net debt position, which was the result of the sale of CSM Sugar Confectionery. This drop was partially offset by one-off charges in connection with the repurchase of some of the cumulative financing preference shares and the partial repayment of the US dollar loan.

The tax burden from continuing operations before exceptional items fell to 17.3% (first half 2004: 23.2%). The tax effect on the exceptional items was 15.2% due to the fact that restructuring charges in loss-making countries do not immediately result in a tax benefit.

Balance Sheet

The balance sheet total fell to € 2,222.8 million (first half 2004: € 2,689.0 million), largely as a result of the sale of CSM Sugar Confectionery.

Equity prior to profit appropriation increased by € 224.0 million to € 907.6 million. The main movements in the first half of 2005 were:

- the addition of the result of € 365.0 million for the first half of 2005;
- the deduction of € 61.1 million on account of the dividend for 2004;
- the write-off of € 77.4 million for the repurchase of depositary receipts of shares to optimize the company's financing structure.

As at 30 June 2005 the ratio of the balance sheet total to shareholders' equity was 1 : 0.4 (30 June 2004: 1 : 0.3).

Cash Flow

Cash flow from operating activities was € 8.0 million (first half 2004: € 101.3 million), mainly because of lower results and one-off exceptional items.

Cash flow from investment activities was € 769.2 million due to the sale of CSM Sugar Confectionery.
Cash flow from financing activities was € 648.3 million (negative), mainly because of loan repayments that reduced the net debt position.
Net capital expenditure on property, plant & equipment fell by € 41.4 million to € 8.4 million (first half 2004: € 49.8 million). This was caused mainly by lower investments and the sale of commercial property at Express Croex (Spain).

Financing

The net debt position decreased by € 455.5 million to € 410.4 million compared with 31 December 2004, primarily – on balance – as a result of:

- the proceeds of the sale of CSM Sugar Confectionery to the amount of € 779.2 million;
- a positive cash flow of € 8.0 million from operating activities;
- the payment of a total of € 67.1 million in dividends for calendar year 2004;
- the repurchase of depositary receipts of shares for the sum of € 77.4 million.

Interest-bearing long-term debts amounted to € 565.1 million as at 30 June 2005. The average effective interest rate on outstanding long-term debts was 5.75% as at 30 June 2005 and the average remaining term was 6.6 years (30 June 2004: average interest rate: 5.20% and average remaining term: 6.3 years). The increase in average effective interest rate was caused, on the one hand, by the IFRS classification of cumulative financing preference shares as long-term debts rather than equity (average interest rate: 6.13%) and, on the other, by repayments of bank loans.

The ratio of net debt position divided by the EBITDA was 2.4 as at 30 June 2005 (30 June 2004: 2.9).

Prospects

Taking account of the results in the first half of 2005, we expect a strong decline in the operating result of CSM Bakery Supplies Europe for the full year.
Because of, amongst others, the favorable trend in the results of CSM Bakery Supplies North America during the first half of 2005, we anticipate a marked increase, expressed in US dollars, in the operating result for the full year.
Despite the volume increase in lactic acid sales and the price stabilization in the second half of 2005, CSM Biochemicals expects a considerably lower result than for 2004.
CSM Sugar is expected to realize a limitedly lower operating result.
Our expectations for each division are based on the development of the operating result excluding exceptional items.
Compared with 2004 we expect the overall CSM result to be lower. In view of the uncertain market conditions we are not in a position at this point in time to quantify the result for 2005.

Developments in the Divisions







CSM

Bakery Supplies Europe

CSM Bakery Supplies Europe specializes in the development, production and sale of a wide range of bakery ingredients and frozen (dough) products for professional bakers and the bake-off segment. The division operates in 14 countries and has an 11.7% share of the European market.

CSM BAKERY SUPPLIES EUROPE

Market and Strategy

Lower consumer spending in Europe had an adverse influence on market conditions in the first half of 2005. Almost every sales market felt the effect of stagnating volumes, a shift in demand towards comparatively cheaper bakery products, and keen price competition. The number of artisan bakers continued to decline in all countries except Italy. On the other hand, there was progressive concentration and relatively favorable growth in volume in the other sales channels, particularly in the in-store bakeries (part of the large retail chains) and food service/out-of-home (restaurants, lunchrooms, coffee shops, and fast-food chains). The demand for pastry ingredients dipped somewhat while the demand for bread ingredients remained stable. As in the United States, there was a rise in the demand for healthier food, reflected in the demand for whole-grain or multi-grain bread products ('good carbs') and bakery products with low trans fats (margarines). The share of convenience bakery products, such as (almost) ready-made products, continues to grow.

Under the banner of *Restructuring, Divestment and Growth* the entire division has, since the end of last year, been undergoing a program of screening and streamlining to improve profitability. Furthermore, the Change for Growth program, which was launched at the same time by all major European operating companies, is directed at extra growth opportunities via new sales channels and through the introduction of new products in, for example, partnership with third parties and strong brands such as Philadelphia, Mora, and Smarties.

Research & Development

R&D expenditure in the first half of 2005 amounted to € 5.9 million, representing 1.1% of the divisional turnover (first half 2004: € 7.5 million). R&D is managed from three competence centers and focuses primarily on new, innovative products in response to the latest market developments. In the first half of 2005 an Innovation Director was appointed to further develop the European R&D activities. One example of a new product launch in this period is the snack under the brand name of Spicy Li, which is sold through artisan bakeries and the food service channel. Bread and dough products were also launched in, amongst others, the Benelux and Germany, under the brand names of Mora Waldkorn and Philadelphia. In Italy some new bread specialties were introduced under the name Segreti e Sapori. In the first half of 2005 new products accounted for € 31 million in the divisional turnover (first half 2004: € 29 million).

Investment, Divestment and Restructuring

In all European countries the production and sales organization is being adapted to the new market strategy and the ambitious growth targets under the banner of *Restructuring, Divestment and Growth.* All consistently unprofitable business will be terminated. In the first half of 2005 CSM Bakery Supplies Europe invested € 6.1 million (first half 2004: € 10.0 million). A total of € 11.5 million was divested through restructuring and the sale of various assets.

The largest investment by Délices de la Tour (France) necessitated a radical reorganization after the merger and partial relocation of two factories. This involved an exceptional charge of € 20.1 million (incurred, amongst others, by redundancy plans for 200 employees) which was charged to the first half-year. At the same time, a € 12 million investment for a new production line for stone-oven bread was approved. Unipro (Belgium) is investing in a new production line for luxury frozen dough products. In the future, all European deliveries of these products will come from this location. In the UK the closure of a sweet pastry factory in Milton Keynes led to an exceptional charge of € 3.0 million. The sale of the Swedish and Finnish BakeMark companies was completed and the production operations of Carels in Breda were transferred to Goes. The new production lines in Goes took longer to start up than expected, thus pushing up the production costs. The reorganization of the BakeMark sales organization in Germany went according to plan. The merger of the Spanish and the Portuguese organization is on schedule with Barcelona becoming the organizational center. In Spain the sale of the office generated exceptional income of € 16.5 million.

Business Developments

Although, on a comparable basis, there was an increase in net turnover, the divisional results were considerably lower than expected. Net turnover of CSM Bakery Supplies Europe in the first half of 2005 was € 540.8 million (first half 2004: € 554.0 million). Divestments had a negative impact of € 22 million on net turnover.

Half-year ending 30 June	2005	before exceptional items 2005	2004*
millions of euros			
Net turnover	540.8	540.8	554.0
Operating result	12.3	18.9	24.1
ROS %	2.3	3.5	4.4
ROCE including goodwill %	2.8	4.3	5.6

* No exceptional items were recorded in the first half of 2004.

Adjusted for divestments, the autonomous growth in turnover was in the region of 1.7%. A marked increase in autonomous growth in turnover was realized in the in-store and food service/OOH channels while the turnover in the artisan and industrial bakery sectors remained more or less the same. Gross profit, however, declined in all segments because of price pressure and the – partially one-off – rise in the costs of production and raw materials.

The operating result fell to € 12.3 million (first half 2004: € 24.1 million). Exceptional income and charges arising from restructuring programs had a net adverse effect of € 6.6 million on the operating result, which – on a comparable basis – fell by around 22% compared with the same period last year. Because of difficult market conditions the costs of raw materials and production, which have been rising since the second half of 2004, could only be partially passed on to the market. Thanks to the positive effect of cost-cutting measures the margin pressure could be contained for most of the operating companies.

The lower operating result is, to a significant extent, attributable to an extremely competitive market coupled with incidental setbacks at BakeMark UK. BakeMark UK was confronted with the effects of fierce price wars between the UK retail chains. In addition, the implementation of new computer software caused an inventory backlog which upset the production timetable and led to extra incidental logistical costs. These problems are being addressed and will be solved at the start of next year.

The results in France were strongly negative due to the one-off reorganization charges and mediocre business developments at Délices de la Tour (bakery products). On the other hand, the results of BakeMark Ingrédients France (bakery ingredients) developed more or less according to expectations. Despite price pressure due to, amongst others, the growing number of discounters, the result of BakeMark Deutschland improved thanks to the cost-cutting program started last year. In Italy gross profit was on-target and there was healthy growth thanks to the strong position of BakeMark Italia in the artisan bakeries and the launch of new bread products.

Prospects CSM Bakery Supplies Europe

In the second half of 2005 we shall continue to focus strongly on cutting costs in the supply chain and support services. The effects of this will not be visible before 2006. Excluding exceptional items, we anticipate a strong decline in the operating result for 2005 as a whole.






BELOW 80
15 POUNDS





CSM

Bakery Supplies North America

CSM Bakery Supplies North America develops, produces and sells bakery ingredients and products in the USA, Canada, and Central and South America. The division holds the number-two position on the North American market, which has an estimated value of USD 21 billion (excluding commodities and including distribution).

CSM BAKERY SUPPLIES NORTH AMERICA

Market and Strategy

Despite the weak market in bakery ingredients and products, the division enlarged its market share and realized reasonable growth in all sales channels. Though there was a drop in the number of independent bakers in the artisan segment, the situation had leveled out somewhat compared with the same period last year. After years of decline, the market share of artisan bakers appears to be stabilizing as far as volume is concerned. The trend towards concentration is continuing in in-store and industrial bakeries as well as in food service/OOH. The resulting economies of scale are raising the turnover volume for most of our products and increasing the speed at which new products can be developed. During the first half of 2005 there was a decline in the demand for low-carb products in particular, which was accompanied by, amongst others, a rise in the demand for whole-grain or multi-grain products ('good carbs') and convenience foods such as frozen (almost) ready-made bakery products. As in Europe, there was a growing demand for food ingredients free of trans fats.

The new integrated market strategy of H.C. Brill is succeeding in improving the relationship with large retail chains (including Albertsons, Wal-Mart, and Safeway) and is considerably speeding up the introduction of new and/or renewed products. Product renewal and adequate responses to fast-changing consumer needs and hence the requirements of our business-to-business customers are crucial to a sustainable and profitable improvement in autonomous turnover growth.

Research & Development

R&D expenditure in the first half of 2005 amounted to € 2.2 million, representing 0.4% of divisional turnover (first half 2004: € 2.8 million). The present R&D capacity was used for, amongst others, the introduction of trans-fat-free toppings (gateau ingredients) and cinnamon buns. In the first half of 2005 new products accounted for around € 8.4 million of divisional turnover (first half 2004: € 8 million).

Investment, Divestment and Restructuring

In the first half of 2005 CSM Bakery Supplies North America invested € 4.3 million (first half 2004: € 7.1 million). The most important investment involved the modernization of the factory of American Ingredients Company (€ 1.4 million). The integration of BakeMark East and BakeMark West was completed during the report period. This involved the divestment of four BakeMark East branches and the integration of the remaining six in the BakeMark West network. The American distribution operations are now centrally managed from Los Angeles under the name of BakeMark USA.

The amalgamation of Brill, Henry&Henry and Baker&Baker, which was announced last October, will be completed in the third quarter of 2005. It will result in one integrated company, H.C. Brill, with two sales channels in the fastest-growing market segments for in-store and food service/OOH. Besides generating cost savings, this combination will create cross-selling opportunities, whereby strong brand products can be sold back and forth in new sales channels.

In mid-July 2005 we announced the intended closure of three of the 19 production sites of CSM Bakery Supplies North America, involving an exceptional charge of € 2.3 million, which will be recognized in the second half of 2005.

Business Developments

The *Restructuring, Divestment and Growth* strategy that started in 2004 is proving successful and has resulted in positive operating results for all operating companies in the first half of 2005. Net turnover of CSM Bakery Supplies North America amounted to € 495.5 million in the first half of 2005 (first half 2004: € 509.8 million). More or less all the operating companies were able to realize a marked growth in volume. There was a particularly strong rise in sales to industrial bakeries. Despite the ongoing integration process, H.C. Brill achieved excellent results by responding promptly to the increased demand from in-store bakeries. Partly as a result of the

Half-year ending 30 June	2005	before exceptional items 2005	2004*
millions of euros			
Net turnover	495.5	495.5	509.8
Operating result	25.7	29.3	27.2
ROS %	5.2	5.9	5.3
ROCE including goodwill %	7.1	8.1	7.2

* No exceptional items were recorded in the first half of 2004.

improved economic climate, the ongoing rise in the price of raw materials which began in the second half of 2004 could be partly passed on to the market. Excluding exceptional items, these factors plus the positive effects of the cost-cutting exercises led to an increase in gross profit compared with the same period in 2004.
Divestments had a negative effect of € 10.9 million on net turnover. The lower rate of the US dollar had a negative effect of € 20.5 million on net turnover (first half 2005: €=USD 1.28 compared with first half 2004: €=USD 1.23). Based on constant exchange rates and adjusted for the effect of divestments, the autonomous net turnover would have risen by 3.3%.
Excluding exceptional items the operating result rose to € 29.3 million (first half 2004: € 27.2 million). The lower rate of the US dollar had a negative influence of € 1.2 million on the operating result. Due to divestments and reorganizations (BakeMark East, American Ingredients Company), exceptional income and charges also had a net negative effect of € 3.6 million on the operating result. Adjusted for these currency effects and exceptional items, the operating result works out at € 30.5 million, a 12% increase compared with the first half of 2004.

Prospects CSM Bakery Supplies North America

The present favorable market conditions and the effect of previously implemented cost reductions will have a positive effect on both turnover and operating result in the second half of 2005. In mid-July 2005 a restructuring provision of € 2.3 million was announced for the closure of three production sites. This provision will be charged to the second half-year. Excluding exceptional items, we expect to see a marked increase in the operating result in US dollars for the whole of 2005 compared with 2004.










PURAC

CSM

Biochemicals

CSM Biochemicals is global leader in lactic acid and lactic acid derivatives. Its products are marketed under the brand name of PURAC. Natural lactic acid is produced bio-chemically and used primarily as a food ingredient.

Market and Strategy

The large number of new applications and new markets have led to average annual growth of over 10% in the market for lactic acid and lactic acid derivatives. The main driver behind this fast growth is the ever-increasing attention to food safety, health, and the environment. Lactic acid and lactic acid derivatives are used mainly to improve food functionalities such as shelf-life enhancement, mineral enrichment, acidity regulation, and better taste profiles. A wide variety of other applications can be found in the pharmaceutical, cosmetic, technological, and animal feed sectors.

As market leader, PURAC is constantly challenged to develop new markets and products. The growth rate was lower than the average for previous years, especially in the meat preservative segment. The very fast growth of PURASAL *Opti.Form*™ in 2004 prompted competing companies to develop alternative products, which then intensified pressure on prices. PURAC subsequently launched a meat preservative in powdered form and again gained a technological headstart over the competition. From its number-one position PURAC will continue to add new specialties to its portfolio through targeted R&D programs.

The demand for PLA-based bio-degradable plastics developed favorably in the first half-year. Higher oil prices and the subsequent rise in the price of traditional plastics will boost the demand for these environmentally-friendly PLA products.

Research & Development

In the first half of 2005 product renewal was again a key priority. During the report period a new application was launched in the form of a calcium salt for use in soft drinks. Also, a powdered version of the meat preservative PURASAL S was marketed. The search for ways to further reduce the production costs of lactic acid will continue as one of the R&D spearheads. R&D expenditure in the first half-year amounted to € 5.3 million (first half 2004: € 4.8 million).

Investment and Restructuring

The sum of € 19.5 million was invested in the first half of 2005 (first half 2004: € 22.6 million). The main investment projects were the expansion of production capacity in Brazil, improvements to the production technology in the Netherlands, and the completion of the new calcium powder factory, also in the Netherlands. The operations and support services of the PURAC biochem and PURAC glucochem production sites in Gorinchem and Ter Apelkanaal respectively (the Netherlands) are in the process of being restructured. Preparations are well underway for the construction of a fifth production site, this time in Thailand.

Business Developments

In the first half of 2005 CSM Biochemicals realized a turnover of € 139.9 million (first half 2004: € 138.9 million). The effect of the lower US dollar and the higher Brazilian real resulted in a negative balance of € 2.1 million. The sales volume rose by an average of 6% and was strongly below expectations. The strongest volume growth geographically was in Northern Europe and Japan as opposed to considerably lower growth in the USA. The fastest-growing product categories were basic lactic acid, lactic acid for animal feed, and various derivatives. The sales volume of high-quality gluconates rose relatively quickly by an average of 9%. The increases in volume were, however, offset by prices which fell by an average of 5%, particularly as a result of competition and the adverse effect of the lower US dollar and the higher Brazilian real.

The operating result was € 9.1 million, a sharp decline compared with the same period in 2004 (€ 24.0 million). The operating result was adversely affected to the value of € 4.4 million because of unfavorable exchange rates (US dollar 2004: €=USD 1.23 cf. 2005: €=USD 1.28; and the Brazilian real). The lower US dollar restricted opportunities to pass on price rises as, unlike most of its competitors, the production costs of CSM Biochemicals are mainly in euros. The operating result was also

Half-year ending 30 June	2005	before exceptional items 2005	2004*
millions of euros			
Net turnover	139.9	139.9	138.9
Operating result	9.1	12.5	24.0
ROS %	6.5	8.9	17.3
ROCE including goodwill %	6.6	9.0	20.1

* No exceptional items were recorded in the first half of 2004.

negatively affected by increases in the price of raw materials and energy on the world market (€ 1.9 million) and by incidental factors, such as start-up problems in the new factory in Spain (PURASAL powder for the meat-processing industry). Excluding the negative effect of incidental factors and movements in exchange rates, the decline in the operating result for the first half of 2005 compared with the same period last year was limited to 15%.

Prospects CSM Biochemicals

After the extensive price erosion in the first half of 2005, we expect to see prices stabilize in most of the product categories during the second half. Despite this anticipated stabilization process and the previously announced cost-cutting measures, it will not be possible to make up the lost ground in the second half of 2005. We therefore expect a considerably lower operating result for 2005 as a whole, excluding exceptional items.











CSM

Sugar

CSM Sugar manufactures sugar from beet for the industrial and consumer market. It holds the number-two position on the Dutch market. The European sugar market is, to a large extent, subject to EU regulation.

CSM SUGAR

Half-year ending 30 June	2005	before exceptional items 2005	2004*
millions of euros			
Net turnover	102.5	102.5	130.5
Operating result	4.7	20.7	21.5
ROS %	4.6	20.2	16.5
ROCE including goodwill %	7.6	33.6	33.1

* No exceptional items were recorded in the first half of 2004.

Market and Strategy

On 22 June 2005 European Commissioner Fischer Boel presented the proposal for the new EU Sugar Market Regulation for 2006-2015. The current EU Regulation was meeting with opposition from the WTO (World Trade Organization) because of the difference between the guaranteed sugar price (€ 631.90 per ton) and the price of sugar on the world market. The new proposal is based on a considerable reduction in the guaranteed price for sugar (-39%) and beet (-42%). This represents a far greater decrease in price than was initially indicated and will lead to even smaller margins for the European sugar industry than those that were originally reckoned with. The EU proposal also includes a buy-up scheme for the existing sugar quota, the aim being to reduce the EU beet production. The buy-up price starts at € 730 per ton in 2006 and then decreases every year. This scheme will be funded by taxes on the European sugar production. Depending on the success of the scheme, the European Commissioner can then reduce the current sugar quota. The proposal prohibits the sugar quota from being passed on to other EU countries. Clearly, all of this will bring about a fundamental change in the European sugar industry.
Under the EU proposal the European beet growers will receive compensation for 60% of their lost earnings. The *Platform Toekomst Suikermarkt* (Platform for the Future of the Sugar Market), in which the Dutch sugar sector (growers and industry) participates, has calculated that the EU plan will lead to over 11,000 job losses in the sugar sector in the Netherlands. The EU Ministers of Agriculture will probably reach a final decision in November 2005. In anticipation of the EU decision CSM Sugar announced in January of this year that it intended to adapt its production capacity by closing down its beet-processing operations in Breda and to concentrate all the sugar production in Vierverlaten (Dutch Province of Groningen) starting from the next beet campaign. To guarantee stability in beet processing CSM Sugar has geared its policy to international production partnerships with other sugar producers.
In the first half of 2005 the prices on the world sugar market showed a limited increase compared with the same period last year. Even so, competition intensified in Europe due to, amongst other things, the surplus from the new EU member states and mounting competition between European sugar producers.

Investments

In the first half of 2005 CSM Sugar spent € 6.7 million (first half 2004: € 4.2 million) on modernizing and expanding the scale of the beet processing at the production site in Vierverlaten and on improvements to the Breda site as the production center for all sugar specialties for the consumer market.
An exceptional restructuring provision of € 16.0 million has been charged to the first half of 2005 in connection with the closure of the beet-processing operations in Breda. This provision is over and above the exceptional charge of € 13.8 million taken in 2004.

Business Developments

In the first half of 2005 net turnover of CSM Sugar fell to € 102.5 million (first half 2004: € 130.5 million).
This fall was partly due to the divestment of our stake in Nedalco (turnover contribution first half 2004: € 13 million) and the fact that some exports of quota sugar ('A' and 'B' sugar) and non-quota sugar ('C' sugar) outside the EU were delayed for market reasons and cannot go ahead until the second half of the year. Sales of quota sugar within the EU, notably to industrial customers, showed a limited rise compared with the first half of last year. This includes deliveries of by-products, such as animal feed (Cesem) and lime fertilizer (Betacal). There was also a limited increase in sugar deliveries to sister companies (CSM Biochemicals and CSM Bakery Supplies Europe). Sales of consumer products remained at the same level as the same period last year. Rinse Appelstroop (apple syrup) with and without cranberry was introduced in this market segment.
The operating result, excluding the exceptional charge due to the close-down of beet processing in Breda showed a limited fall to € 20.7 million (first half 2004: € 21.5 million). The divestment of our stake in Nedalco had a negligible effect on the operating result.

Prospects CSM Sugar

Assuming the beet campaign will run smoothly (i.e. the campaign to which the current EU Regulation still applies), but given the sharp rise in energy costs as a result of the high oil price, we anticipate a limited decrease in the operating result for 2005 (excluding exceptional items) compared with 2004.

Diemen, the Netherlands, 30 August 2005

Board of Management

Figures for the First Half-Year of 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

millions of euros	Half-year ending 30-06-2005	Half-year ending 30-06-2004	Difference in %
Continuing operations			
Net turnover	1,278.7	1,333.2	-4.1
Costs of raw materials and consumables	-713.5	-746.1	
Added value	**565.2**	**587.1**	-3.7
Production costs	-236.6	-193.7	
Warehousing and distribution costs	-85.6	-87.1	
Gross profit	**243.0**	**306.3**	-20.7
Selling expenses	-106.8	-115.4	
General and administrative expenses	-90.7	-102.7	
Other expenses	-5.1	-	
Other proceeds	1.5	-	
Operating result	**41.9**	**88.2**	-52.5
Financial income	16.3	5.3	
Financial charges	-45.6	-35.8	
Result before taxes from continuing operations	**12.6**	**57.7**	-78.2
Taxes	-2.8	-13.4	
Result after taxes from continuing operations	**9.8**	**44.3**	-77.9
Discontinued operations			
Result after taxes [1]	3.0	21.1	
Result from divestments after taxes	352.2	-	
Result after taxes from discontinued operations	**355.2**	**21.1**	
Result after taxes	**365.0**	**65.4**	458.1
Per ordinary share – euros			
Earnings from continuing operations	0.13	0.54	-75.9
Diluted earnings	0.13	0.54	-75.9
Earnings from continuing and discontinued operations	4.85	0.81	498.7
Diluted earnings	4.80	0.81	492.6

1. *Result from discontinued operations is the result of the sugar confectionery division excluding financial income and charges.* Taxes have been proportionately allocated to the sugar confectionery division based on the tax rate for CSM as a whole (2005: 22.2% and 2004: 23.2%).

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONTINUING OPERATIONS BEFORE EXCEPTIONAL ITEMS

The consolidated profit and loss account for continuing operations, before exceptional items, for the first half of 2005 is as follows.

millions of euros	Half-year ending 30-06-2005 total	Half-year ending 30-06-2005 exceptional items	Half-year ending 30-06-2005 before exceptional items	Half-year ending 30-06-2004* total
Net turnover	1,278.7	-	1,278.7	1,333.2
Costs of raw materials and consumables	-713.5	-	-713.5	-746.1
Added value	**565.2**	-	**565.2**	**587.1**
Production costs	-236.6	-39.5	-197.1	-193.7
Warehousing and distribution costs	-85.6	-0.3	-85.3	-87.1
Gross profit	**243.0**	**-39.8**	**282.8**	**306.3**
Selling expenses	-106.8	-	-106.8	-115.4
General and administrative expenses	-90.7	13.8	-104.5	-102.7
Other costs	-5.1	-5.1	-	-
Other proceeds	1.5	1.5	-	-
Operating result	**41.9**	**-29.6**	**71.5**	**88.2**
Financial income	16.3	-	16.3	5.3
Financial charges	-45.6	-	-45.6	-35.8
Result before taxes from continuing operations	**12.6**	**-29.6**	**42.2**	**57.7**
Taxes	-2.3	4.5	-7.3	-13.4
Result after taxes from continuing operations	**9.3**	**-25.1**	**34.9**	**44.3**

* No exceptional items were recorded in the first half of 2004.

The effect of the exceptional items on the operating result is € 29.6 million negative (after taxes: € 25.1 million negative).

CSM Bakery Supplies Europe:
a negative total of € 6.6 million in exceptional items.
The breakdown is as follows:

- Costs of € 20.1 million connected with the restructuring of the activities at Délices de la Tour. These relate to the write-down of property and plant & equipment and to staff dismissals, and were recognized as production costs (€ 19.3 million) and general and administrative expenses (€ 0.8 million).
- A one-off profit of € 16.5 million, classified as general and administrative expenses, on the sale of commercial property at Express Croex.
- Costs of € 3.0 million connected with the relocation of BakeMark UK's Readi-Bake cookie activities. These were recognized as production costs (€ 1.8 million) and general and administrative expenses (€ 1.2 million).
- The result from the sale of BakeMark Sverige and the sales operations in Finland was nought.

CSM Bakery Supplies North America:
a negative total of € 3.6 million in exceptional items.
The breakdown is as follows:

- Other costs of € 5.1 million on account of the closure of various branches and the restructuring of Bakemark East's distribution activities.
- A positive result of € 1.5 million, classified as other proceeds, from the sale of the 'defoamer' activities at American Ingredients Company.

CSM Biochemicals:
a negative total of € 3.4 million in exceptional items.

- Costs on account of, amongst others, the restructuring of the activities of the Biochemicals Division in the Netherlands. These fall under production costs (€ 2.4 million), warehousing and distribution costs (€ 0.3 million), and general and administrative expenses (€ 0.7 million).

CSM Sugar:
a negative total of € 16.0 million in exceptional items.

- Restructuring costs of € 16.0 million, classified as production costs and associated with the close-down of beet processing in Breda.

CONSOLIDATED BALANCE SHEET

before profit appropriation, millions of euros	30-06-2005	31-12-2004	30-06-2004
ASSETS			
Property, plant & equipment	600.2	593.9	632.8
Intangible non-current assets	645.1	627.9	644.9
Financial non-current assets	13.0	17.6	12.7
Deferred tax assets	60.6	62.1	64.6
Total non-current assets	**1,318.9**	**1,301.5**	**1,355.0**
Inventories	321.6	391.4	312.9
Receivables	362.1	333.6	369.5
Tax receivables	12.6	6.3	10.9
Cash and cash equivalents	207.6	76.1	47.5
Assets held for sale	–	565.0	593.2
Total current assets	**903.9**	**1,372.4**	**1,334.0**
Total	**2,222.8**	**2,673.9**	**2,689.0**
LIABILITIES			
Shareholders' equity	**907.6**	**806.5**	**755.4**
Provisions	190.2	171.4	176.8
Deferred tax liabilities	87.4	92.4	71.1
Long-term debts	565.1	551.9	914.6
Total provisions and non-current liabilities	**842.7**	**815.7**	**1,162.5**
Interest-bearing short-term debts	52.9	390.1	135.1
Trade payables	209.9	215.9	249.7
Other non-interest-bearing current liabilities	194.2	250.5	155.6
Tax payables	15.5	15.2	42.7
Liabilities held for sale	–	180.0	188.0
Total current liabilities	**472.5**	**1,051.7**	**771.1**
Total	**2,222.8**	**2,673.9**	**2,689.0**

MOVEMENTS IN SHAREHOLDERS' EQUITY

before profit appropriation, millions of euros	1st half-year 2005	2nd half-year 2004	1st half-year 2004
As at	01-01-2005 **683.6** *	01-07-2004 **755.4**	01-01-2004 **715.6**
Dividend	-61.1	-	-61.0
Dividend on cumulative financing preference shares	-	-6.0	-
Stock dividend	-	-	36.3
Result for half-year	365.0	94.3	65.4
Repurchase company shares	-77.4	-29.1	-6.6
Movements in hedge reserve	-11.9	-	-
Movements in share option reserve	0.3	-	-
Movements in translation reserve	8.0	-8.1	5.7
Conversion of beet growers' bond loans	1.1	-	-
As at	30-06-2005 **907.6**	31-12-2004 **806.5**	30-06-2004 **755.4**

* The effects of applying IAS 32/39 (financial instruments) – on balance € 122.9 million – have been incorporated in equity as at 1 January 2005. For more information, please refer to the 2004 Conversion to IFRS press release published on 7 July 2005.

SUMMARIZED CONSOLIDATED CASH FLOW STATEMENT

millions of euros	Half-year ending 30-06-2005		Half-year ending 30-06-2004	
Cash flow from operating activities				
Operating result	41.9		88.2	
Depreciation of property, plant & equipment	35.6		34.5	
Result from divested property, plant & equipment	-6.6		-	
Result from sale of group companies and activities	3.6		-	
Share-based payment	0.3		-	
Movements in provisions	21.5		-9.4	
Movements in working capital [1]	-55.5		10.2	
Net paid interest and profit tax	-32.8		-22.2	
Cash flow from operating activities		**8.0**		**101.3**
Cash flow from investment activities				
Discontinued operations	-14.3		44.5	
Sale of discontinued operations	779.2		-	
Acquisition and sale of group companies	12.7		-	
Net capital expenditure on property, plant & equipment	-8.4		-49.8	
Cash flow from investment activities		**769.2**		**-5.3**
Cash flow from financing activities				
Movements in interest-bearing debts	-503.8		-68.0	
Repurchase company shares	-77.4		-6.6	
Paid-out dividend	-67.1		-30.7	
Coverage of pension fund	-		-4.2	
Cash flow from financing activities		**-648.3**		**-109.5**
Net cash flow	**128.9**		**-13.5**	
Effects of exchange rate differences on cash and cash equivalents	2.6		0.4	
Decrease/increase cash and cash equivalents		**131.5**		**-13.1**
Cash and cash equivalents at start of calendar year		76.1		87.9
Cash and cash equivalents at close of half-year		207.6		74.8

1. inventories, receivables and non-interest-bearing current liabilities

SEGMENT INFORMATION PER BUSINESS AREA

millions of euros	CSM Bakery Supplies Europe			CSM Bakery Supplies North America		
Calendar year	2005	before exceptional items 2005	2004 [4]	2005	before exceptional items 2005	2004 [4]
Net turnover	540.8	540.8	554.0	495.5	495.5	509.8
Operating result	12.3	18.9	24.1	25.7	29.3	27.2
ROS % [1]	2.3	3.5	4.4	5.2	5.9	5.3
Average capital employed excluding goodwill	300.3	300.3	322.1	225.4	225.4	262.0
Average capital employed including goodwill	872.7	872.7	866.2	719.6	719.6	756.5
ROCE excluding goodwill % [2]	8.2	12.6	15.0	22.8	26.0	20.8
ROCE including goodwill % [3]	2.8	4.3	5.6	7.1	8.1	7.2

millions of euros	CSM Biochemicals			CSM Sugar		
Calendar year	2005	before exceptional items 2005	2004 [4]	2005	before exceptional items 2005	2004 [4]
Net turnover	139.9	139.9	138.9	102.5	102.5	130.5
Operating result	9.1	12.5	24.0	4.7	20.7	21.5
ROS % [1]	6.5	8.9	17.3	4.6	20.2	16.5
Average capital employed excluding goodwill	245.8	245.8	207.3	122.0	122.0	126.8
Average capital employed including goodwill	277.7	277.7	239.2	123.3	123.3	129.8
ROCE excluding goodwill % [2]	7.4	10.2	23.2	7.7	33.9	33.9
ROCE including goodwill % [3]	6.6	9.0	20.1	7.6	33.6	33.1

millions of euros	Holding companies		CSM consolidated – from continuing operations		
Calendar year	2005 [5]	2004 [4]	2005	before exceptional items 2005	2004 [4]
Net turnover			1,278.7	1,278.7	1,333.2
Operating result	-9.9	-8.6	41.9	71.5	88.2
ROS % [1]			3.3	5.6	6.6
Average capital employed excluding goodwill	1.5	-4.7	895.0	895.0	913.5
Average capital employed including goodwill	1.5	-4.7	1,994.8	1,994.8	1,987.0
ROCE excluding goodwill % [2]			9.4	16.0	19.3
ROCE including goodwill % [3]			4,2	7,2	8,9

1. ROS % is the operating result divided by net turnover x 100.
2. ROCE excluding goodwill % is the operating result for the year divided by the average capital employed excluding goodwill x 100.
3. ROCE including goodwill % is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
4. No exceptional items were recorded in the first half of 2004.
5. No exceptional items were recorded in the first half of 2005.

NOTES

Restatement of Financial Figures for 2004 due to the Adoption of IFRS
Up to 2004 the CSM Financial Statements were compiled in compliance with the generally accepted accounting principles in the Netherlands (NL GAAP). As of financial year 2005 CSM is required to apply the International Financial Reporting Standards (IFRS). The Annual Report for 2005 will be our first IFRS-based annual report. This half-year report has also been compiled in accordance with IFRS.

The comparative figures for 2004 have been restated in accordance with IFRS. The *de facto* transition date is therefore 1 January 2004. Any movements resulting from changes caused by the transition from NL GAAP to IFRS on 1 January 2004 will be incorporated in shareholders' equity.

These changes largely represent differences occasioned by the application of different accounting principles for assets and liabilities. Due to the nature of the new accounting principles, future CSM results might show larger fluctuations. CSM's underlying cash flows are not affected by the differences.

The financial figures have been compiled on the basis of IFRS guidelines which are expected to be effective on 31 December 2005. The IFRS standards are still subject to change depending on the EU and interpretations by the IAS Board. Therefore, the financial figures are also subject to change.

Principles Governing the Valuation of Assets and Liabilities and the Determination of Results
The accounting principles used in this report for the valuation of assets and liabilities and for the determination of the results are based on IFRS.

The changes to the applied accounting principles due to the adoption of IFRS are explained in the 2004 Conversion to IFRS press release, which is available on our website: www.csm.nl.

The figures in this report are unaudited.

Acquisitions and Divestments
The main divestments that influenced the consolidation include:
- 7 March 2005: the sale of CSM Sugar Confectionery for € 779.2 million (annual turnover: € 743.3 million).
- 11 March 2005: the sale of American Ingredients Company's 'defoamer' activities for € 1.5 million.
- 1 May 2005: the sale of the bakery ingredients activities of Sweden-based Bakemark Sverige for € 8.7 million (annual turnover: € 28 million).
- 13 June 2005: the sale of a large part of the Finland-based sales operations of CSM Bakery Supplies Europe for € 0.4 million (annual turnover: € 5 million).
- First half of 2005: the sale or closure of several Bake-Mark East branches, yielding € 2.1 million.

Contingent Commitments
Third-party guarantees amounted to € 32.3 million as at 30 June 2005 (30 June 2004: € 45.3 million). The decrease is largely attributable to the sale of CSM Sugar Confectionery.

LEXICON

Bakery Supplies	Collective name for bakery ingredients and bakery products.
Business-to-business (B2B) bakery products	Bakery products for professional bakers and bread/patisserie points of sale, which still need (sometimes minimal) processing before being sold to the consumer.
Commodities	Unprocessed undifferentiated goods such as sugar, flour, oils and fats which are normally traded at commodity exchanges whereby pricing is transparent.
Convenience products	Products that are almost ready for consumption and only need to be heated/baked-off or defrosted.
Foodservice/OOH	Food service/Out-of-Home. Providers of prepared food such as ready-made meals, snacks etc. for out-of-home consumption.
Goodwill	The difference between the acquisition price and the net asset value of acquired companies.
In-store	Bakery/bake-off points for bakery products in super/hypermarkets and chain stores.

Colophon
Design Studio Roozen, Amsterdam
Photography Taco Anema, Amsterdam
Print Joh. Enschedé, Amsterdam
Translation Consense, Hoofddorp


PURAC
PURAC

CSM nv
Nienoord 13
1112 XE Diemen
P.O. Box 349
1000 AH Amsterdam
The Netherlands

T +31 (0)20 590 69 11
F +31 (0)20 695 19 42
E communications@csm.nl
I www.csm.nl

CSM

Registered office: Amsterdam
Registered Amsterdam no. 33006580